Statement of Financial Condition

Global Financial Services, L.L.C.

December 31, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 46866

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025   AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Global Financial Services, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1330 Post Oak Blvd., Suite 2100

(No. and Street)

Houston   TX   77056-3019

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jorge Ibarra   713-968-0460   jibarra@globalhou.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mauldin & Jenkins,LLC

(Name – if individual, state last, first, and middle name)

8555 United Plaza Blvd. Ste. 400	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

10/14/2003   669

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jorge Ibarra _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Global Financials Services, L.L.C. _____, as of 12/31 _____, 2 025 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Operating Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GLOBAL FINANCIAL SERVICES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025



Report of Independent Registered Public Accounting Firm

To the Member
Global Financial Services L.L.C.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Global Financial Services, L.L.C. (the Company) as of December 31, 2025, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mauldin & Jenkins, LLC

We have served as the Company's auditor since 2020.

Baton Rouge, LA
February 22, 2026

MAULDIN & JENKINS, LLC • 8555 UNITED PLAZA BLVD, SUITE 400 • BATON ROUGE, LOUISIANA 70809 •
225-296-5150 • FAX 225-296-5151 • www.mjcpa.com
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

GLOBAL FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets

Cash and cash equivalents	$	186,388
Investments		2,591,652
Deposits with clearing broker		568,070
Accounts receivable		17,026
Receivable from clearing broker		273,225
Receivable from affiliate		142,101
Other assets and prepaid expenses		247,342
Furniture, equipment and leasehold improvements, net		211,997
Right of use asset - operating lease, net		587,552
Right of use asset - financing lease, net		52,455
Intangible assets, net		1,400,000
Total assets		6,277,808

Liabilities and Member's Equity

Accounts payable and accrued liabilities		285,775
Accrued compensation		227,260
State income tax liability		20,433
Operating lease liability		1,069,362
Financing lease liability		52,455
Total liabilities		1,655,285
Member's equity		4,622,523
Total Liabilities and Member's equity	$	6,277,808

The accompanying notes are an integral part of this financial statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Global Financial Services, L.L.C. ("the Company") is organized as a limited liability company. The duration of the Company is perpetual. Each member's liability is limited to their capital balance. The Company is an introducing broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by clearing broker-dealers, Raymond James Clearing Corporation and Pershing LLC, under fully disclosed clearing arrangements.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Highly liquid debt instruments with original maturities of three months or less when purchased are considered to be cash equivalents.

Fair Value

The carrying values of cash and cash equivalents, deposits with clearing organizations, receivables, other assets and prepaid expenses, and accounts payable and accrued liabilities approximate fair value due to the short period of time to maturity.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded and carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over a three to seven-year period. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the term of the lease or useful life. When assets are retired or otherwise disposed, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in net income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any federal tax liability is the responsibility of the member. The financial statements reflect a liability for state income taxes for the Texas Franchise (margin) tax which is an obligation of the Company.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied.

Receivable from clearing broker

The Company records a receivable due from its clearing broker-dealer for revenue earned since amounts are typically not collected until ten days after month-end. The opening and closing receivable balances for Principal transactions, net and Commissions on brokerage activities was:

	December 31, 2025	December 31, 2024
Receivable from clearing broker	$ 273,225	$ 306,654

Credit losses

The Company accounts for estimated credit losses on financial assets in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses.

An allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at market value, including other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company did not record any allowances for credit losses as of December 31, 2025.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Other intangible assets

Effective January 1, 2016, the Company adopted ASU 2014-07, Pushdown Accounting. The effect of this change was to record previously unrecorded intangible assets at their fair values as of December 31, 2010, when the company was purchased by its then parent company, less amortization and impairment from that date through the adoption date of the accounting standard. The initial values of these assets were determined by an outside valuation firm and are amortized using the straight-line method over 10 years for customer lists and 4 years for the noncompete agreements.

The expected useful lives of customer lists are analyzed periodically to assess the expected future economic benefit that the Company will derive from these relationships. Trade names recorded by the Company are considered indefinite lived assets and are not subject to amortization. The Company tests for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. If such indicators exist, the Company compares the undiscounted cash flows related to the asset with the carrying value of the asset. If the carrying value is greater than the undiscounted cash flows, an impairment charge is recorded for amounts necessary to reduce the carrying value of the asset to fair value.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including commissions on brokerage activities, revenue from principal transactions, and interest income. The Company has identified its managing director as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. DEPOSIT WITH AND ACCOUNTS RECEIVABLE FROM CLEARING BROKER

The Company is required to maintain a minimum deposit of $500,000 with its clearing broker-dealer, Raymond James Clearing Corporation. Effective March 13, 2023, the Company entered into a second clearing agreement with Pershing LLC where it's minimum deposit requirement is also $500,000. As of December 31, 2025, the deposits total was $1,094,794 which includes cash, interest earned and investments in U.S. Treasury bills valued at $526,724 and reported in Investments on the Statement of Financial Condition.

3. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements as of December 31, 2025 were as follows:

	Cost	Depreciable Lives
Furniture and fixtures	$ 68,523	7 Years
Equipment and software	149,228	3 - 5 Years
Leasehold improvements	510,577	4 - 7 years
Less: Accumulated depreciation and amortization	(516,331)	
Total fixed assets, net of accumulated depreciation and amortization	$ 211,997	

4. OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following:

Customer Lists	$ 15,758,600
Non-compete agreements	1,996,720
	17,755,320
Prior Impairment	(2,470,964)
Accumulated Amortization	(15,284,356)
	$ -
Trade name	4,700,000
Prior impairment	(3,300,000)
	1,400,000
Total Other Intangibles	$ 1,400,000

5. STATE INCOME TAXES

The components of the 2025 state income tax liability were as follows:

Current	$ 20,433
Income tax liability	$ 20,433

The Company had no accrual for interest or penalties for uncertain tax positions as of December 31, 2025.

Texas state tax returns are generally subject to examination over the period governed by the statute of limitations, generally four years from the original due date.

6. 401(k) EMPLOYEE SAVINGS PLAN

The Company's employees are included in the Global Financial Services, L.L.C qualified 401(k) employee savings plan. The Company provides a match of up to 3% of the employees first 6% eligible salary deferral compensation each year. The employee fully vests in the Company's match contribution after 3 years of service

7. FAIR VALUE OF FINANCIALS INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including the market, income or cost approaches. The fair value model establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

As of December 31, 2025, the Company held U.S. Treasury bills classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets.

The Company's Level 2 investments are fixed income corporate bonds which are valued based upon pricing feeds from pricing services used by the Company's clearing broker at December 31, 2025.

The following table presents the Company's fair value hierarchy for these investments measured at fair value on a recurring basis as of December 31, 2025:

Investments	Amount	Fair Value Level
U.S. Treasury Bills	2,591,652	Level 1

8. COMMITMENTS AND CONTINGENCIES

The Company's customer base consists of individuals and entities located mostly outside of the United States. Deposits with and receivables from the clearing organizations are with the Company's clearing broker-dealers. The Company has an uncommitted financing arrangement with its clearing broker-dealers that finances its customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected in the Statement of Financial Condition for financial reporting purposes, the Company has generally agreed to indemnify its clearing broker-dealers for losses it may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain a minimum of $500,000 of certain cash or securities on deposit with each of its clearing broker-dealers. The deposits with clearing organizations amounted to $1,094,794 as of December 31, 2025.

9. LEASES

The Company leases office space under an operating lease agreement. On December 31, 2025, the operating lease ROU asset amounted to $587,552, and the related operating lease liability amounted to $1,069,362.

The Company also maintains two financing lease arrangements for computer equipment. On December 31, 2025, the financing lease ROU asset amounted to $52,455, and the related financing lease liability amounted to $52,455.

Future minimum commitments under this operating lease are as follows:

		Operating lease		Financing leases
Weighted average remaining lease term:		43 months		33 months
Weighted average discount rate:		8.5%		4.0%
Year Ending December 31,				
2026	$	339,907	$	20,171
2027		345,878		20,172
2028		351,850		15,129
2029		208,523		-
Total minimum payments required		1,246,158		55,472
Less imputed interest		(176,796)		(3,017)
Total lease liability	$	1,069,362	$	52,455

The Company also has sublease agreements with subtenants one of which was renewed to extend the term from February 1, 2024 through January 31, 2025. After January 31, 2025, the sublease will be automatically renewed for an additional year beginning on February 1 and ending January 31 of the following year. The automatic renewal will continue each year until written notice of non-renewal is provided by the Company or the Subtenant. The second of these agreements is extended on a month by month basis until written notice of non-renewal is provided to the Company by the subtenant. The Company has a third agreement in place whereby each term is automatically renewed on February 1 and ends on January 31 of the following year.

10. CONCENTRATIONS OF RISK

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security differs from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker-dealer, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker-dealer involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation; the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

Cash and cash equivalents include demand deposits with the Company's clearing broker-dealer which are not insured.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000.

11. RELATED PARTY TRANSACTIONS

The Company is affiliated with an entity registered under the Investment Advisers Act of 1940 to conduct investment advisory services. The affiliate reimbursed the Company in cash on a periodic basis. The Company charged the affiliate $2,100,000 for overhead costs established in the applicable expense sharing agreement related to such services that is netted against Other expenses on the accompanying Statement of Operations. Amounts receivable from the affiliate totaling $142,101 are included in Receivable from affiliate in the accompanying Statement of Financial Condition. Such amounts are non- interest bearing and are due on demand.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. A further requirement is that equity capital may not be withdrawn, or cash distributions paid if this ratio would exceed 10 to 1 after such withdrawal or distribution. As of December 31, 2025, the Company had net capital, as defined, of $2,538,790, which was $2,438,790 in excess of the required minimum net capital of $100,000. As of December 31, 2025, the Company had aggregate indebtedness of $1,067,733 and its aggregate indebtedness to net capital ratio was 0.42 to 1.

The Company periodically makes distributions of capital to its member at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2026, the date the financial statements were available to be issued and is not aware of any events which would require recognition or disclosure in the financial statements.